UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Share Purchase Agreement

On March 31, 2025, CN Energy Group. Inc. (the “Company”) and  Ewforest Group Limited (the “Purchaser”), a wholly owned subsidiary of the Company, entered into a share purchase agreement (the “Purchase Agreement”) with, Ynong Group Limited (the “Seller”) and Ynong International Group Limited (“HoldCo”), pursuant to which the Seller agreed to sell and the Purchaser agreed to purchase 6,882,786 shares of HoldCo ordinary shares (the “HoldCo Shares”), of which represents forty-five percent (45%) of the issued and outstanding HoldCo ordinary shares to the Purchaser. HoldCo directly owns all of the issued and outstanding equity of an Indonesian entity (“PGIF”), and PGIF and two Indonesian citizens, collectively, directly owns 90% and 10%, respectively, of another Indonesian entity (“PWAN”), which is the operating business.

In connection with the execution of the Purchase Agreement, the Seller entered into a side letter with PGIF and PWAN, in which PGIF and PWAN agreed to be bound by and comply with the covenants and obligations set forth in the Purchase Agreement that are applicable to each of PGIF and PWAN.

Pursuant to, and upon the terms and subject to the conditions set forth in the Purchase Agreement, the consideration for the HoldCo Shares will consist of the following:

(i)	$6,365,348 in cash payable by the Company to the Seller on the date (the “Closing Date”) of the closing of the transactions contemplated by the Purchase Agreement (the “Closing”);

(ii)

50,000,000 Class A ordinary shares, no par value per share, of the Company, having an aggregate value of $10,000,000 with a cost basis of $0.20 per share (the “Consideration Shares”), issuable by the Company to the Seller on the Closing Date; and

(iii)

assignment of certain accounts receivables of the subsidiaries of the Company (the “Assigning Subsidiaries”) with an aggregate value of $24,548,022 (the “Assigned Receivables”), to be effected on the Closing Date.

Pursuant to the Purchase Agreement, the applicable parties will enter into, effective as of the Closing Date: (i) an assignment agreement, in which the Assigning Subsidiaries will assign, transfer, and convey the Assigned Receivables to the Seller; (ii) a shareholder agreement, which will govern, among other things, the composition of the board of directors, restriction on share transfers, preemptive rights and significant corporate actions of HoldCo, PGIF and PWAN, as applicable; and (iii) a director agreement, which will set forth the terms of compensation and other matters relating to the individual designated by the Company to be appointed to the board of directors of PWAN at Closing.

The Purchase Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and the Seller, (ii) by either the Company or the Seller if the Closing has not occurred by June 30, 2025, subject to certain exceptions, (iii) by the Company if the Seller, HoldCo, PGIF or PWAN materially breaches any of their obligations or representations and fails to cure such breach within 30 days of notice and (iv) by the Seller if either the Company or the Purchaser materially breaches its obligations or representations and fails to cure the breach within 30 days of notice. Upon termination, the parties shall have no further obligations under the Purchase Agreement, except for liabilities arising from any prior breach, among others.

The Purchase Agreement contains representations, warranties, and indemnification of the parties customary for transactions of this type. The consummation of the transactions contemplated by the Purchase Agreement is subject to customary closing conditions, which may be waived by the applicable parties, including the accuracy of each party’s representations and warranties and each party’s compliance with its obligations and covenants under the Purchase Agreement. Subject to the satisfaction or waiver of the foregoing conditions and the other terms and conditions contained in the Purchase Agreement, the Closing is anticipated to occur within 90 days following March 31, 2025, or June 30, 2025.

The Consideration Shares to be issued in connection with the Closing will be offered and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S promulgated thereunder. In connection with the issuance, the Company will rely on representations from the Seller, including, without limitation, that the Seller is not a “U.S. person” as defined in Regulation S, is acquiring the securities in an offshore transaction in compliance with Regulation S, and is an “accredited investor” acquiring the securities for investment purposes and not with a view to distribution in violation of the Securities Act. The Consideration Shares have not been registered under the Securities Act or applicable foreign securities laws. Accordingly, once issued, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

The Purchase Agreement is filed as Exhibit 10.1 and incorporated herein by reference. The foregoing description of the material terms of the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the respective exhibit attached hereto.

EXHIBITS

Exhibit No.	Description

10.1*	Share Purchase Agreement, dated March 31, 2025, by and among CN Energy Group. Inc., Ewforest Group Limited, Ynong Group Limited and Ynong International Group Limited

*Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request. The Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: April 2, 2025	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

3